FRANK J. HARITON s ATTORNEY - AT - LAW
1065 Dobbs Ferry Road s White Plains s New York 10607 s (Tel) (914) 674-4373 s (Fax) (914) 693-2963 s (e-mail) hariton@sprynet.com

December 4, 2016

Ronald Alper

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:NDN BV, Inc. (the “Company” or “Issuer”)

Offering Statement Form 1-A/ Amendment One

File No.: 024-10917

Dear Mr. Alper:

Enclosed is Amendment One to the above Offering Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated November 21, 2018.

Management’s Discussion and Analysis or Plan of Operation

1.Disclosures have been made that a formal agreement exists with a distributor and the initial shipment of beer brewed in Denmark was received in the United States on November 26, 2018. A copy of the agreement with the distributor is included as Exhibit 10.2. Disclosure has been made that a formal agreement is being worked on with the brewery but has not yet been executed.

Report of Independent Registered Public Accounting Firm

2.The Report of the Indendent Registered Public Accounting Firm is included in the Offering Statement.

Balance Sheet

3.Mr. Patel does not expect to be repaid on July 1, 2019, and the Company, on its own, has the right to defer payment. The formal maturity date has been extended to September 30, 2019, and the Company still has the right to defer payment.

Legal Opinion

4.The legal opinion is included as an Exhibit to the Offering Statement.

Signatures

5.The Company’s new Chief Financial Officer is included on the signature page.

The Company is aware of the requirement to file periodic and current reports following the qualification of the 1-A.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  NDN BV, Inc.